UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Contango Oil & Gas Company
(Name of Issuer)
Common Stock, par value $0.04 per share
(Title of Class of Securities)
21075N204
(CUSIP Number)
Kenneth R. Peak
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098
(713) 960-1901
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 5, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Kenneth R. Peak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		3,312,540

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,784,344

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,312,540 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Items 1 through 7 of the Schedule 13D, dated August 25, 1999, as amended by Amendment No. 1 to Schedule 13D dated August 21, 2000, by Amendment No. 2, dated June 24, 2001, by Amendment No. 3 to Schedule 13D, dated October 8, 2003, and by Amendment No. 4 to Schedule 13D, dated August 3, 2004, filed by Kenneth R. Peak are hereby amended in their entirety to read as follows. Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.
Item 1. Security and Issuer
This Schedule 13D relates to the shares of common stock, par value $.04 (the “Common Stock”), of Contango Oil & Gas Company (“Contango” or the “Issuer”). The principal executive offices of Contango are located at 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.
Item 2. Identity and Background
The name and principal business address of the person filing this statement are:
Kenneth R. Peak
3700 Buffalo Speedway
Suite 960
Houston, Texas 77098
Mr. Peak is the Chairman and Chief Executive Officer of Contango.
During the last five years, Mr. Peak has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Mr. Peak is a citizen of the Unites States of America.
Item 3. Source and Amount of Funds or Other Consideration
Mr. Peak financed purchases of Common Stock from his personal assets.
Item 4. Purpose of Transaction
All of the shares of Common Stock reported herein were acquired for investment purposes. Subject to applicable securities laws and regulations, Mr. Peak may dispose or acquire securities of Contango, including Common Stock, depending upon the position of the market, the Issuer, and other factors. Mr. Peak entered into a Rule 10b5-1 Trading Plan dated June 1, 2009 (the “Trading Plan”) with UBS Financial Services Inc. (the “Broker”), pursuant to which the Broker, acting as agent for Mr. Peak, will sell up to 200,000 shares of Common Stock of Contango which Mr. Peak owns over a period of twelve months pursuant to the rules and limitations, including the volume limitations, under Rule 144 of the Securities Act of 1933. Mr. Peak does not currently have any plans or proposals which relate to or would result in any changes in the board of directors or management of Contango, or which relate to or would result in the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
Mr. Peak directly owns 2,334,344 shares of Common Stock, has the right to vote 528,196 additional shares, and has the right to purchase 450,000 additional shares upon exercise of options granted. As the beneficial owner of 3,312,540 shares of Common Stock, Mr. Peak beneficially owns approximately 20.1% of the outstanding shares of Contango Common Stock. Mr. Peak has sole voting power with respect to 3,312,540 shares of Common Stock and sole dispositive power with respect to 2,784,344 shares of Common Stock. Dispositive power for 528,196 shares is held by the former wife of Mr. Peak.
During the past 60 days, Mr. Peak has not purchased any shares of Common Stock nor has he exercised any options convertible into shares of Common Stock.
With respect to the 2,334,344 shares of Common Stock directly owned by Mr. Peak and the additional 450,000 shares he has the right to purchase upon exercise of options granted, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Mr. Peak.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As of May 21, 2009, Mr. Peak entered into a Credit Line Agreement with UBS Bank USA (the “Credit Agreement”). Under the Credit Agreement, Mr. Peak may borrow from time to time up to $13 million with fixed or variable rate advances and has pledged 775,000 shares of Common Stock of Contango as collateral for borrowings under the revolving line of credit. Proceeds of the loan will be used (i) to pay certain advances made to Mr. Peak from a third party, (ii) to pay certain taxes owed by Mr. Peak, and (iii) for general working capital of Mr. Peak.
Proceeds from the sale of Common Stock of Contango pursuant to the Trading Plan will be used (i) to pay borrowings under the Credit Agreement, (ii) to pay certain taxes owed by Mr. Peak, and (iii) for general working capital of Mr. Peak.
Mr. Peak entered into the Credit Line Agreement and Trading Plan to generate liquidity for estate planning purposes.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2009	/s/ KENNETH R. PEAK
Kenneth R. Peak